UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta Good Growth Plan annual update: programs to improve farm sustainability more than double their reach”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:
Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel Switzerland		Switzerland	+41 61 323 2323	Switzerland USA	+41 61 323 5059 +1 202 737 6521
Tel:	+41 61 323 2323	Paul Minehart
Fax:	+41 61 323 2424	USA	+1 202 737 8913

www.syngenta.com

Basel, Switzerland, March 27, 2017

Syngenta Good Growth Plan annual update: programs to improve farm sustainability more than double their reach

•	More than 9 million hectares of farmland enhanced by biodiversity and soil conservation initiatives

•	Data collected from 3,700 farms in 42 countries

•	Reference farms continue to outperform benchmark

•	Smallholder farmer productivity increased by 8%

Syngenta today highlighted results for the third year of The Good Growth Plan, which comprises six ambitious commitments for 2020 to support the sustainability of agriculture and the development of rural communities.

In 2016, Syngenta projects enhanced biodiversity and soil conservation on a cumulative 9.2 million hectares of land, creating rich, connected wildlife habitats in 34 countries. Together, these soil and biodiversity programs cover an area close to the size of Portugal. A key contribution came from the Soja+Verde project in Brazil, where we are working in partnership with The Nature Conservancy (TNC) on the restoration of rainforest in agricultural landscapes.

To assess our progress on crop productivity, we collected data from 3,700 farms in 42 countries.  This shows that the productivity and resource efficiency of those Reference farms which use our protocols were nearly 4% higher than the Benchmark farms.

In addition, we reached over 16.5 million smallholders with those participating in our Reference Farms benefiting from an 8 percent productivity increase. This demonstrates the potential of technology and agronomic training to not only help small holders to feed themselves and their families but also improve their livelihoods. We remain confident of achieving our target of reaching 20 million smallholders by 2020.

Over the past year, we have also trained nearly 7 million people in the safe use of our products, bringing the cumulative total to over 17 million farmers since the plan started – 70 percent of which are smallholders in developing countries. And we continued to expand our Fair Labor Program which now covers all our seeds suppliers in Latin America and Asia Pacific.

Syngenta – March 27, 2017 / Page 1 of 3

Syngenta Chief Executive Officer, Erik Fyrwald, said: “The Good Growth Plan exemplifies the way we do business and, through the data that is now being generated, we are helping farmers to apply best practices and monitor the benefits to the environment and their bottom line. Going forward, we want to evolve the plan further to better understand how farmers can improve the efficiency with which they use water and reduce their carbon emissions. And by continuing to partner with our customers, suppliers and other stakeholders in the food value chain, we will be better able to combine the resources and knowledge required to safely feed the world and take care of our planet”.

A description of each commitment and an overview of the progress made in 2016 are below. For more information, please go to www.goodgrowthplan.com, www.data.syngenta.com or the Syngenta Annual Review 2016: www.ar2016.syngenta.com

Six commitments: 2016 reporting update

1.	Make crops more efficient: Increase average productivity of the world’s major crops by 20 percent without using more land, water or inputs.

o	In 2016, Syngenta worked with a global network of more than 1,000 Reference farms and – for comparison purposes – almost 2,700 Benchmark farms, grouped in clusters of similar agro-climatic conditions and grower characteristics. The Reference farms have adopted tailored crop protocols and have increased productivity by a global average of 1.2 percent against baseline data. This was 3.8 percentage points higher than Benchmark farms.

2.	Rescue more farmland: Improve the fertility of 10 million hectares of farmland on the brink of degradation.

o	In 2016, Syngenta programs improved soil quality on over 1.9 million hectares. On a cumulative basis, we have reached around 40 percent of the 2020 target. The increase in 2016 was due mainly to better integration of soil management practices into commercial offers.

3.	Help biodiversity flourish: Enhance biodiversity on 5 million hectares of farmland.

o	In 2016, biodiversity was enhanced on 3.3 million hectares of agricultural landscape in 34 countries. We have developed a new methodology for assessing environmental and socioeconomic impacts of biodiversity interventions in agricultural landscapes, and are working with the conservation community to highlight the importance of landscape connectivity to policymakers.

4.	Empower smallholders: Reach 20 million smallholders and enable them to increase productivity by 50 percent.

o	Syngenta has reached 16.6 million smallholders through sales and is measuring their increase in productivity on smallholder Reference farms. In 2016, productivity on these Reference farms increased by 8 percent.

Syngenta – March 27, 2017 / Page 2 of 3

5.	Help people stay safe: Train 20 million farm workers on labour safety, especially in developing countries.

o	In 2016, Syngenta and its partners trained 6.8 million people in better and safer farming. We have expanded our partnership with the NGO Solidaridad to train farmers in agronomy and safety around the world. With the Sustainable Food Lab, we are looking into measuring the impact of our business on smallholder livelihoods in order to optimize our way of working with smallholders.

6.	Look after every worker: Strive for fair labour conditions throughout our entire supply chain network.

o	In 2016, our Fair Labour Program covered 82 percent of Syngenta seed supply farms globally, including all our seed suppliers in Latin America and Asia Pacific. Of our commercial flowers farms, 73 percent have the GLOBAL G.A.P. certification, and 24 percent have G.R.A.S.P. assessment. In addition, two-thirds of our chemicals suppliers were covered by our Supplier Sustainability Program.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – March 27, 2017 / Page 3 of 3

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	March 27, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration